UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MOLDFLOW CORPORATION

(Name of subject company (Issuer))

SWITCH ACQUISITION CORPORATION

a wholly owned subsidiary of

AUTODESK, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	608507109
(Title of classes of securities)	(CUSIP number of common stock)

Pascal W. Di Fronzo, Esq.

Senior Vice President, General Counsel and Secretary

Autodesk, Inc.

111 McInnis Parkway

San Rafael, California 94903

(415) 507-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Michael S. Ringler, Esq.

Jason P. Sebring, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$290,737,986.00	$11,426.00

(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $22.00 per share by the sum of (i) the 12,104,522 shares of common stock, par value $0.01 per share, of Moldflow Corporation (the “Shares”), issued and outstanding as of April 30, 2008; and (ii) the 1,110,841 Shares that are issuable under outstanding Moldflow stock options as of April 30, 2008 with an exercise price of less than $22.00 per Share
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$11,426	Filing Party:	Switch Acquisition Corporation and Autodesk Inc.
Form of Registration No.:	Schedule TO	Date Filed:	May 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 15, 2008 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) by (i) Switch Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”) and (ii) Autodesk. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Moldflow Corporation, a Delaware corporation ( “Moldflow”), at a purchase price of $22.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2008 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase (as amended hereby), including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

This Amendment is being filed to disclose the results of the Offer.

Amendment to Offer to Purchase

1. Item 11 of the Offer to Purchase is hereby amended and supplemented by adding the following to the end thereof:

“The initial offering period for the Offer expired at 12:00 midnight, New York City time, on June 12, 2008. The depositary of the Offer has advised Autodesk that, as of the expiration of the Offer, approximately 9,170,044 Shares (as well as 816,859 Shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the Offer, which together represent 81.32% of Moldflow’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.

The Purchaser has commenced a subsequent offering period for all remaining untendered Shares expiring at 6:00 p.m., New York City time, on Thursday, June 19, 2008. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price as paid pursuant to the Offer of $22.00 per Share in cash, without interest thereon, less any required withholding taxes. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer to Purchase except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. A copy of the press release announcing results of the offer and commencement of the subsequent offering period is filed as Exhibit (a)(5)(iii) hereto.

2. Item 12 of the Statement is amended and supplemented by adding the following:

“(a)(5)(iii) Press Release issued by Autodesk on June 13, 2008.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SWITCH ACQUISITION CORPORATION

By:	/s/	Robert Kross
Name:		Robert Kross
Title:		President, Chief Executive Officer and Secretary

AUTODESK, INC.

By:	/s/	Pascal W. Di Fronzo
Name:		Pascal W. Di Fronzo
Title:		Senior Vice President, General Counsel and Secretary

Dated: June 13, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated May 15, 2008.*†

(a)(1)(ii)	Form of Letter of Transmittal.*†

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY*†

(a)(1)(viii)	Form of Summary Advertisement as published on May 15, 2008 in The New York Times. †

(a)(5)(i)	Press Release issued by Autodesk on May 1, 2008. (1)

(a)(5)(ii)	Excerpts from the transcript of Autodesk’s teleconference held on May 15, 2008 reporting Autodesk’s earnings for the first fiscal quarter of 2009. †

(a)(5)(iii)	Press Release issued by Autodesk on June 13, 2008.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, the Purchaser and Moldflow. (2)

(d)(2)	Form of Tender and Voting Agreement (3)

(d)(3)	Confidentiality Agreement, dated as of January 1, 2008, by and between Autodesk and Moldflow.†

(d)(4)	Exclusivity Agreement, dated as of March 28, 2008, by and between Autodesk and Moldflow.†

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.
(3)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.